April 28, 2006

Mr. Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Alanco Technologies, Inc. ("Alanco" or "Company")
         Registration Statement on Form S-3
         Filed January 19, 2006
         File No. 333-131140

         Form 10-KSB for the fiscal year ended June 30, 2005
         Filed September 28, 2005
         File No. 0-09347

To Whom It May Concern:

Alanco received your comment letter dated April 25, 2006 with additional comments regarding our response letter dated April 14, 2006.

Presented below are the SEC comments specified in the April 25, 2006 letter and, in italic, the Company's response or proposal to resolve the issue identified.

Form 10-KSB for the Fiscal Year Ended June 30, 2005
---------------------------------------------------

Note 12.  Shareholders' Equity, page 31

1. Your response to prior comment number 6 indicates that you believe that the improper classification of your Series B Convertible Preferred Stock did not materially impact your financial statements. Please explain to us your basis for this conclusion as it appears that the Series B Preferred Stock was quantitatively material to your total liabilities as of June 30, 2005. As part of your response, tell us how you and your auditors considered SAB 99 in your decision not to restate as a result of this error.

Comment - SAB 99 discusses the issue that "materiality cannot be reduced to a numerical formula" and that a simple percentage threshold for determining whether an item is material to the financial statements is inadequate. In addition, any determination of materiality must consider various relevant factors, such as the effect on earnings, financial trends, whether the misstatement changes a profit to a loss or vice versa, whether the misstatements hides a failure to meet analysts' expectations for the Company, whether the misstatement affects the registrant's compliance with regulatory requirements or loan provisions, etc. SAB 99 continues on by stating that "a matter is "material" if there is a substantial likelihood that a reasonable person would consider it important."

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In Financial Accounting Concepts No. 2, the essence of materiality is "The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of an item."

The issue is whether the Preferred Stock - Series B Convertible (Series B), valued at $667,300 and included in the liability section at June 30, 2005 Form 10-KSB, reflects a material misstatement of the financial statements. The Company has subsequently determined the proper presentation for the Series B should be as mezzanine financing presented between liabilities and shareholders' equity. That restatement has been made in all of the Company's filings subsequent to the Form 10-KSB for the year ended June 30, 2005.

The Company has previously stated that although the misstatement related to a significant amount when compared to other balance sheet classifications, it did not deem the misstatement at June 30, 2005 to be a material error requiring the filing of an amended Form 10-KSB. The significant judgment made by the Company was "whether the magnitude of the misstatement was such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item." The determination was that "the judgment of reasonable person would not have been changed or influenced" by categorizing the Series B as mezzanine financing rather than including the Series B separately in the liabilities section as was done for Form 10-KSB for the year ended June 30, 2005.

Management believes that based upon the minimal financial impact of the misstatement on the June 30, 2005 financial statements, the fact the presentation was corrected in Form 10-QSB filings for the quarters ended September 30, 2005 and December 31, 2005, and the costs of amending the applicable Form 10-KSB, an amended filing to correct the misstatement was not deemed warranted.

2. We have read your response to prior comment number 6 and it remains unclear to us how you have concluded that the Series B convertible preferred stock is more akin to equity. In this regard, we note that the dividend and redemption features combined with the classification of these instruments as temporary equity within your balance sheet appear to indicate that these instruments are more akin to debt rather than equity. Please revise your analyses accordingly.

Comment - Paragraph 61(l) of FAS 133 Accounting for Derivative Instruments and Hedging Activities states that "A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument." Paragraph 61 provides only two extreme examples. For other hybrid instruments, such as the Series B, a company must apply judgment in deciding if the host contract is more akin to debt or to equity. Although the Series B is considered a cumulative fixed-rated preferred stock, the dividends may be paid "in-kind" at the option of the Company and it does not contain a mandatory redemption, which is defined per FAS 150 as an "unconditional obligation requiring the issuer to redeem the financial instrument by transferring its assets at a specified or determinable date upon an event that is certain to occur." Therefore, because the Series B does not contain a mandatory redemption, it is more akin to equity.

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Some might argue that the redemption feature that is out of the control of the issuer, makes the host contract more akin to debt than equity. If that were the conclusion, we would analyze the conversion feature under paragraph 12 of FAS
133. Since the conversion feature is not clearly and closely related to a debt host contract, we would further analyze the conversion feature under paragraphs 12(c) and 11(a). We believe the Series B would be considered conventional convertible debt under EITF 05-2 and 00-19, and we would conclude that we do not have to consider paragraphs 12-32 of EITF 00-19. Based upon this analysis, even if we consider the host contract more akin to debt, our accounting would not change.

Paragraph 7 of EITF 00-19 states "The initial balance sheet classification of the contracts addressed in this Issue generally is based on the concept that contracts that require net-cash settlements are assets or liabilities and contracts that require settlement in shares are equity instruments. If the contracts provide the company with a choice of net-cash settlement or settlement in shares, the Model assumes settlement in shares...."

Paragraph 8 of EITF 00-19 continues that "Accordingly, unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situations:

         Equity
         o   Contracts that require physical settlement or net-share settlement
         o Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraph 12-32 have been met.

         Assets or liabilities
         o Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company.)
         o Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement)"

Based on our review of Series B, there are three potential derivatives that need to be analyzed for possible bifurcation. The three derivatives are (1) a conversion by the holder, (2) a call by the issuer and (3) a put by the holder. The conversion feature at the option of the holder is for a fixed number of shares, and if freestanding, would meet the definition of equity pursuant to FAS 133 and therefore does not need to be bifurcated. The call provision by the Company requires the stock to be trading at a price of $2 per share for at least twenty consecutive trading days. It does not require bifurcation pursuant to paragraph 61(e) and 11(a) of FAS 133. The put, whereby the shareholder may demand that the Company redeem all or part of the Series B at a redemption price of $10.00 per share in cash, or at the Company's election, in the Company's common stock valued at the average twenty day closing price immediately prior to the put, must be evaluated as to whether the derivative on a freestanding basis would be classified as equity. To redeem the Series B in common stock, the Company must meet a 10,000 share trading volume requirement for twenty consecutive trading days prior to the put, and have the ability to issue the shares. We believe those criteria to be within the control of the Company. Under


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paragraph 11 of FAS 133 we can conclude that since the put can be satisfied by the issuance of common shares at the election of the Company, the derivative on a freestanding basis would be classified as equity and therefore, the put derivative is not required to be bifurcated.

If you have any questions, please contact John Carlson directly at (480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.


/s/John A. Carlson                                /s/ Adele Mackintosh

John A. Carlson                                   Adele Mackintosh
Executive VP and CFO                              Corporate Secretary